SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                          CORSAIR COMMUNICATIONS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   220406 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Pamela K. Hagenah
                            Integral Capital Partners
                               2750 Sand Hill Road
                          Menlo Park, California 94025
                                 (650) 233-0360
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  May 11, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                        Page 1 of 29 Pages Exhibit Index

                              Contained on Page 11

--------------------------------------------------------------------------------
CUSIP NO.  220406 10 2                  13D                   Page 2 of 29 Pages
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Integral Capital Management II, L.P. ("ICM2")
--------------------------------------------------------------------------------
2    CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                     (a) [ ]             (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*                                                      WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDING IS REQUIRED  PURSUANT TO ITEMS
     2(d) OR 2(e)                                                          [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware (limited partnership)
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER                       -0-
                    ------------------------------------------------------------
       NUMBER       8    SHARED VOTING POWER
         OF                   557,154  shares,   of  which  410,302  shares  are
       SHARES                 directly  owned by Integral  Capital  Partners II,
    BENEFICIALLY              L.P.  ("ICP2")  and  146,852  shares are  directly
   OWNED BY EACH              owned by Integral Capital  Partners  International
     REPORTING                II C.V. ("ICPI2").  ICM2 is the general partner of
       PERSON                 ICP2 and the investment general partner of ICPI2.
        WITH        ------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER                  -0-
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                              557,154 shares (see response to Item 8)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                 557,154 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                        4.08%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*                                               PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP NO.  220406 10 2                  13D                   Page 3 of 29 Pages
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Integral Capital Management III, L.P. ("ICM3")
--------------------------------------------------------------------------------
2    CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                     (a) [ ]             (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*                                                      WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDING IS REQUIRED  PURSUANT TO ITEMS
     2(d) OR 2(e)                                                          [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware (limited partnership)
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER                       -0-
                    ------------------------------------------------------------
       NUMBER       8    SHARED VOTING POWER
         OF                   137,007  shares,   of  which  111,647  shares  are
       SHARES                 directly  owned by Integral  Capital Partners III,
    BENEFICIALLY              L.P.  ("ICP3")  and  25,360  shares  are  directly
   OWNED BY EACH              owned by Integral Capital  Partners  International
     REPORTING                III L.P. ("ICPI3"). ICM3 is the general partner of
       PERSON                 ICP3 and the investment general partner of ICPI3.
        WITH        ------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER                  -0-
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                              137,007 shares (see response to Item 8)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                 137,007 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                        1.00%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*                                               PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP NO.  220406 10 2                  13D                   Page 4 of 29 Pages
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Integral Capital Partners II, L.P. ("ICP2")
--------------------------------------------------------------------------------
2    CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                     (a) [ ]             (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*                                                      WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDING IS REQUIRED  PURSUANT TO ITEMS
     2(d) OR 2(e)                                                          [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware (limited partnership)
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER                       -0-
                    ------------------------------------------------------------
       NUMBER       8    SHARED VOTING POWER
         OF                   410,302  shares are  directly  owned by ICP2.
       SHARES                 Integral  Capital  Management II, L.P. is the
    BENEFICIALLY              general partner of ICP2.
   OWNED BY EACH
     REPORTING
       PERSON
        WITH        ------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER                  -0-
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                              410,302 shares (see response to Item 8)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                 410,302 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                        3.01%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*                                               PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP NO.  220406 10 2                  13D                   Page 5 of 29 Pages
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Integral Capital Partners International II, C.V. ("ICPI2")
--------------------------------------------------------------------------------
2    CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                     (a) [ ]             (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*                                                      WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDING IS REQUIRED  PURSUANT TO ITEMS
     2(d) OR 2(e)                                                          [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Netherlands Antilles (limited partnership)
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER                       -0-
                    ------------------------------------------------------------
       NUMBER       8    SHARED VOTING POWER
         OF                   146,852  shares are directly  owned by ICPI2.
       SHARES                 Integral  Capital  Management II, L.P. is the
    BENEFICIALLY              investment general partner of ICPI2.
   OWNED BY EACH
     REPORTING
       PERSON
        WITH        ------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER                  -0-
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                              146,852 shares (see response to Item 8)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                 146,852 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                        1.08%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*                                               PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP NO.  220406 10 2                  13D                   Page 6 of 29 Pages
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Integral Capital Partners III, L.P. ("ICP3")
--------------------------------------------------------------------------------
2    CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                     (a) [ ]             (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*                                                      WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDING IS REQUIRED  PURSUANT TO ITEMS
     2(d) OR 2(e)                                                          [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware (limited partnership)
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER                       -0-
                    ------------------------------------------------------------
       NUMBER       8    SHARED VOTING POWER
         OF                   111,647   shares  are  directly   owned  by  ICP3.
       SHARES                 Integral  Capital  Management  III,  L.P.  is  the
    BENEFICIALLY              general partner of ICP3.
   OWNED BY EACH
     REPORTING
       PERSON
        WITH        ------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER                  -0-
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                              111,647 shares (see response to Item 8)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                 111,647 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                        0.82%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*                                               PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP NO.  220406 10 2                  13D                   Page 7 of 29 Pages
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Integral Capital Partners International III, L.P. ("ICPI3")
--------------------------------------------------------------------------------
2    CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                     (a) [ ]             (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*                                                      WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDING IS REQUIRED  PURSUANT TO ITEMS
     2(d) OR 2(e)                                                          [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
           Cayman Islands (limited partnership)
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER                       -0-
                    ------------------------------------------------------------
       NUMBER       8    SHARED VOTING POWER
         OF                   25,360   shares  are  directly   owned  by  ICPI3.
       SHARES                 Integral  Capital  Management  III,  L.P.  is  the
    BENEFICIALLY              investment general partner of ICPI3.
   OWNED BY EACH
     REPORTING
       PERSON
        WITH        ------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER                  -0-
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                              25,360 shares (see response to Item 8)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                 25,360 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                        0.19%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*                                               PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                  This statement constitutes Amendment No. 1 to the statement on
Schedule 13D of Corsair Communications, Inc. (the "Issuer") filed on January 26, 1998 (as so amended, the "Schedule 13D"), by and on behalf of Integral Capital Management II, L.P., a Delaware limited partnership ("ICM2"), and Integral Capital Management III, L.P., a Delaware limited partnership ("ICM3"). The principal business address of ICM2 and ICM3 is 2750 Sand Hill Road, Menlo Park, California 94025. Capitalized terms not defined herein have the meaning ascribed to them in the Schedule 13D.

                  Only those items amended are reported herein.




ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Except as set forth herein, there are no contracts, arrangements, understandings or relationships among ICM2 or ICM3 and any of the persons named in Item 2 or between ICM2 or ICM3 and any other person with respect to the Shares of the Issuer or the persons named in Item 2 and any other person with respect to the Shares of the Issuer.

                  On May 11, 1998, Integral Capital Partners II, L.P. ("Integral II") and Integral Capital Partners International II C.V. ("Integral International II") each entered into a Stockholder Voting Agreement with Corsair Communications, Inc. ("Corsair") and Subscriber Computing, Inc. ("SCI") pursuant to which Integral II and Integral International II agreed to vote 178,500 shares and 63,924 shares, respectively, of Corsair Communications Common Stock held by them so as to facilitate consummation of the merger (the "Merger") of SCI Acquisition Corporation, a wholly-owned subsidiary of Corsair with and into SCI. Pursuant to the Stockholder Voting Agreement, each of Integral II and Integral International II have granted an irrevocable proxy to the Board of Directors of SCI to vote such shares in favor of approval of the Merger in accordance with the terms and upon the conditions set forth therein

ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS

                  Exhibit A:  Agreement of Joint Filing

                  Exhibit C:  Stockholder  Voting  Agreement dated as of May 11,
                              1998 by and among Corsair Communications, Inc., Subscriber Computing and Integral Capital Partners II, L.P.

                  Exhibit D:  Stockholder  Voting  Agreement dated as of May 11,
                              1998 by and among Corsair Communications, Inc., Subscriber Computing and Integral Capital Partners International II, C.V.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 12, 1998

                              INTEGRAL CAPITAL MANAGEMENT II, L.P.

                              By:        /s/ Pamela K. Hagenah
                                 ----------------------------------
                                       Pamela K. Hagenah
                                       a General Partner


                              INTEGRAL CAPITAL MANAGEMENT III, L.P.

                              By:        /s/ Pamela K. Hagenah
                                 ----------------------------------
                                       Pamela K. Hagenah
                                       a General Partners


                              INTEGRAL CAPITAL PARTNERS II, L.P.

                              By Integral Capital Management II, L.P., its General Partner

                              By:       /s/ Pamela K. Hagenah
                                 ----------------------------------
                                       Pamela K. Hagenah
                                       a General Partner


                              INTEGRAL CAPITAL PARTNERS III, L.P.

                              By Integral Capital Management III, L.P.
                              its General Partner

                              By:       /s/ Pamela K. Hagenah
                                 ----------------------------------
                                       Pamela K. Hagenah
                                       a General Partner

                              INTEGRAL CAPITAL PARTNERS INTERNATIONAL II C.V.

                              By Integral Capital Management II, L.P., its Investment General Partner

                              By:        /s/ Pamela K. Hagenah
                                 ----------------------------------
                                       Pamela K. Hagenah
                                       a General Partner


                              INTEGRAL CAPITAL PARTNERS INTERNATIONAL
                              III, L.P.

                              By Integral Capital Management III, L.P., its Investment General Partner

                              By:        /s/ Pamela K. Hagenah
                                 ----------------------------------
                              Pamela K. Hagenah
                              a General Partner

                                  EXHIBIT INDEX


                                                                   Found on
                                                                   Sequentially
Exhibit                                                            Numbered Page
-------                                                            -------------

Exhibit A:        Agreement of Joint Filing                            12

Exhibit C:        Stockholder Voting Agreement dated as of             14
                  May 11, 1998 by and among Corsair
                  Communications, Inc., Subscriber Computing and Integral Capital Partners II, L.P.

Exhibit D:        Stockholder Voting Agreement dated as of             22
                  May 11, 1998 by and among Corsair
                  Communications, Inc., Subscriber Computing and Integral Capital Partners International
                  II, C.V.

                                    EXHIBIT A

                            Agreement of Joint Filing


                  The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1(f)(1) of the Act the statement dated May 12, 1998 containing the information required by Schedule 13D, for the 694,161 Shares of the Common Stock of Corsair Communications, Inc., held by Integral Capital Partners II, L.P., a Delaware limited partnership, Integral Capital Partners International II C.V., a Netherlands Antilles limited partnership, Integral Capital Partners III, L.P., a Delaware limited partnership, and Integral Capital Partners International III, L.P., a Cayman Islands exempted limited partnership.

Date:  May 12, 1998
                              INTEGRAL CAPITAL MANAGEMENT II, L.P.

                              By:       /s/ Pamela K. Hagenah
                                 ----------------------------------
                                       Pamela K. Hagenah
                                       a General Partner


                              INTEGRAL CAPITAL MANAGEMENT III, L.P.

                              By:       /s/ Pamela K. Hagenah
                                 ----------------------------------
                                       Pamela K. Hagenah
                                       a General Partner


                              INTEGRAL CAPITAL PARTNERS II, L.P.

                              By Integral Capital Management II, L.P., its General Partner

                              By:       /s/ Pamela K. Hagenah
                                 ----------------------------------
                                       Pamela K. Hagenah
                                       a General Partner


                              INTEGRAL CAPITAL PARTNERS INTERNATIONAL II C.V.

                              By Integral Capital Management II, L.P., its Investment General Partner

                              By:       /s/ Pamela K. Hagenah
                                 ----------------------------------
                                       Pamela K. Hagenah
                                       a General Partner

                              INTEGRAL CAPITAL PARTNERS III, L.P.

                              By Integral Capital Management III, L.P., its General Partner

                              By:       /s/ Pamela K. Hagenah
                                 ----------------------------------
                                       Pamela K. Hagenah
                                       a General Partner


                              INTEGRAL CAPITAL PARTNERS INTERNATIONAL
                              III, L.P.

                              By Integral Capital Management III, L.P., its Investment General Partner

                              By:       /s/ Pamela K. Hagenah
                                 ----------------------------------
                                       Pamela K. Hagenah
                                       a General Partner

                                   EXHIBIT C

                          CORSAIR COMMUNICATIONS, INC.
                          STOCKHOLDER VOTING AGREEMENT

         This Stockholder Voting Agreement (the "Agreement") is made and entered into as of May 11, 1998 by and among Corsair Communications, Inc., a Delaware corporation ("Corsair"), Subscriber Computing, Inc., a Delaware corporation ("SCI"), and the undersigned stockholder (the "Stockholder") of Corsair. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement (as defined below).

                                    RECITALS

         A. Concurrently with the execution of this Agreement, Corsair, SCI Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Corsair ("Merger Sub"), and SCI have entered into an Agreement and Plan of Reorganization, dated April 2, 1998 (the "Merger Agreement"), which provides, among other things, for the merger (the "Merger") of Merger Sub with and into SCI. Pursuant to the Merger Agreement, all of the issued and outstanding shares of capital stock of SCI (the "SCI Capital Stock") and all of the outstanding options and warrants to acquire shares of SCI Capital Stock will be converted into the right to receive shares of the capital stock of Corsair (the "Corsair Capital Stock") and options and warrants to acquire shares of Corsair Capital Stock, respectively.

         B. The Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) with the right to vote or to direct the vote of such number of shares of Capital Stock as indicated on the signature page of this Agreement (the "Shares").

         C. In consideration of the execution of the Merger Agreement by SCI, the Stockholder agrees to restrict the transfer or disposition of any of the Shares, agrees to vote or to direct the vote of the Shares and any other such shares of Corsair Capital Stock that it may hold so as to facilitate consummation of the Merger, and agrees to grant SCI an irrevocable proxy to vote the Shares and any other such shares of Corsair Capital Stock upon the terms and subject to the conditions set forth herein.

                                                                   Page 15 of 29
                                   AGREEMENT

         NOW, THEREFORE, in consideration of the foregoing and the promises and covenants contained herein and other good and valuable consideration the receipt of which is hereby acknowledged, the parties hereto agree as follows:

         1.       Agreement to Retain Shares.

                  1.1 Transfer and Encumbrance. The Stockholder agrees, during the period beginning on the date hereof and ending on the Expiration Date, not to transfer, sell, exchange, pledge or otherwise dispose of or encumber (collectively, "Transfer") any of the Shares. As used herein, the term "Expiration Date" shall mean the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement or (ii) the termination of the Merger Agreement in accordance with its terms.

                  1.2 New Shares. The Stockholder agrees that any shares of Corsair Capital Stock that the Stockholder purchases or with respect to which the Stockholder otherwise acquires beneficial ownership with the right to vote or direct the voting of such shares, after the date of this Agreement and prior to the Expiration Date (collectively, the "New Shares"), shall be subject to the voting agreement set forth in Section 2 below.

         2. Agreement to Vote Shares. At every meeting of the stockholders of Corsair called with respect to any of the following, and at every adjournment thereof, and on every action or approval by written consent of the stockholders of Corsair with respect to any of the following, the Stockholder shall vote or direct the vote of the Shares and any New Shares: (i) in favor of approval of the Merger Agreement and the Merger and in favor of any matter that could reasonably be expected to facilitate the Merger and (ii) against approval of any proposal made in opposition to or in competition with consummation of the Merger and the Merger Agreement (each of the foregoing is referred to as an "Opposing Proposal").

         3. Irrevocable Proxy. Concurrently with the execution of this Agreement, the Stockholder agrees to deliver to SCI a proxy, which shall be deemed to be coupled with an interest, in the form attached as Annex A (the "Proxy"), which shall be irrevocable to the extent permitted by applicable law, covering the total number of Shares of capital stock of Corsair beneficially owned (as such term is defined in Rule 13d-3 under the Exchange Act) by the Stockholder set forth therein.

         4.  Representations,  Warranties  and  Covenants  of  Stockholder.  The
Stockholder represents, warrants and covenants to SCI as follows: the Stockholder (i) is the beneficial owner of the Shares, which at the date of this Agreement and at all times up until the Expiration Date will be free and clear of any liens, claims, options, charges or other encumbrances, and (ii) has full power and authority to make, enter into and carry out the terms of this Agreement and the Proxy.

         5. Covenants of Corsair. Corsair hereby agrees and covenants that it will not, and will not cause its stock transfer agent to, register the transfer of any of the Shares on the stock transfer ledger of Corsair at any time prior to the termination of this Agreement pursuant to Section 10.

         6. Additional Documents. The Stockholder and Corsair hereby covenant and agree to execute and deliver any additional documents reasonably necessary or desirable to carry out the purpose and intent of this Agreement.

         7. Consent and Waiver. The Stockholder hereby gives any consents or waivers that are reasonably required for the consummation of the Merger under the terms of any agreement to which the Stockholder is a party or pursuant to any rights the Stockholder may have.

         8. Termination. This Agreement and the Proxy delivered in connection herewith shall terminate and shall have no further force or effect as of the Expiration Date.

         9.       Miscellaneous.

                  9.1 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

                  9.2 Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by any of the parties without the prior written consent of the other parties.

                  9.3 Amendments and Modification. This Agreement may not be modified, amended, altered or supplemented except by the execution and delivery of a written agreement executed by the parties hereto.

                  9.4 Specific Performance; Injunctive Relief. The parties acknowledge that Corsair will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of the Stockholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Corsair upon any such violation, Corsair shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Corsair at law or in equity.

                  9.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with acknowledgment of complete transmission) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

                           (a)      If to Corsair, to:

                                    Corsair Communications, Inc.
                                    3408 Hillview Avenue
                                    Palo Alto, CA  94304
                                    Attention:  CEO
                                    Telephone No.:  (650) 856-2677
                                    Facsimile No.:  (650) 493-3588

                                    With a copy to:

                                    Brobeck Phleger & Harrison LLP
                                    550 West C Street, Suite 1300
                                    San Diego, California 92101-3532
                                    Attention:  John A. Denniston
                                    Telephone No.:  (619) 234-1966
                                    Facsimile No.:  (619) 234-3848


                           (b)      If to SCI, to:

                                    Subscriber Computing, Inc.
                                    18881 Von Karman Ave., Suite 450
                                    Irvine, CA  92612
                                    Attention:  President
                                    Telephone No.:  (714) 260-1500
                                    Facsimile No.:  (714) 260-1515

                                    With a copy to:

                                    Paul, Hastings, Janofsky & Walker LLP
                                    695 Town Center Drive
                                    17th Floor
                                    Costa Mesa, CA 92626
                                    Attention:  William Simpson, Esq.
                                    Telephone No.:  (714) 668-6205
                                    Facsimile No.:  (714) 979-1921

                           (c) If to the  Stockholder,  to the address set forth
on the last page hereof.

                  9.6 Governing Law; Consent to Jurisdiction. This Agreement shall be governed by, construed and enforced in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. Corsair and the Stockholder irrevocably submit to the jurisdiction of any state or federal court sitting in state of California in any action or proceeding arising out of or related to this Agreement, and hereby irrevocably agree that all claims in respect of such action or proceeding may be heard and determined in such state or federal court. The Stockholder hereby irrevocably consents to the service of process which may be served in any such action or proceeding by certified mail, return receipt requested, by delivering a copy of such process to the Stockholder or by any other method permitted by law.

                  9.7 Entire Agreement. This Agreement and the Proxy contain the entire understanding of the parties in respect of the subject matter hereof and supersede all prior negotiations and understandings between the parties with respect to such subject matter.

                  9.8 Counterparts. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

                  9.9 Effect of Headings. The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

         IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the day and year first above written.


CORSAIR COMMUNICATIONS, INC.        STOCKHOLDER

                                    Name:    INTEGRAL CAPITAL PARTNERS II, L.P.

By:___________________________      By:___________________________
         Name:                               Pamela K. Hagenah
         Title:                     Title:   General Partner

                                    Stockholder's Address for Notice:

SUBSCRIBER COMPUTING, INC.          2750 Sand Hill Road
                                    Menlo Park, CA  94025

By:___________________________
         Name:
         Title:                     Shares beneficially owned:

                                    178,500 shares of Corsair Common Stock




                [SIGNATURE PAGE TO STOCKHOLDER VOTING AGREEMENT]

                                                                   Page 20 of 29
                                                                         Annex A

                                IRREVOCABLE PROXY
                                     to Vote
                       Corsair Communications, Inc. Stock

         The undersigned stockholder of Corsair Communications, Inc., a Delaware corporation ("Corsair"), hereby irrevocably (to the fullest extent permitted by applicable law) appoints the directors on the Board of Directors of Subscriber Computing, Inc., a Delaware corporation ("SCI"), and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that the undersigned is entitled to do so) with respect to the shares of capital stock of Corsair indicated on the signature page hereto, and any and all other shares or securities of Corsair issued or issuable in respect thereof on or after the date hereof (collectively, the "Shares") in accordance with the terms of this Proxy. The Shares are listed on the final page of this Proxy, along with the number(s) of the share certificate(s) which represent such Shares. Upon the undersigned's execution of this Proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date (as defined below).

         This Proxy is granted pursuant to that certain Stockholder Voting Agreement, dated as of May 11, 1998, by and among Corsair, SCI and the undersigned stockholder (the "Stockholder Agreement"), and is granted in consideration of SCI entering into that certain Agreement and Plan of Reorganization dated as of April 2, 1998 (the "Merger Agreement"), by and among Corsair, SCI Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Corsair ("Merger Sub"), and SCI. The Merger Agreement provides, among other things, for the merger of Merger Sub with and into SCI in accordance with its terms (the "Merger"). As used herein, the term "Expiration Date" shall mean the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement or
(ii) the termination of the Merger Agreement in accordance with its terms.

         The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting, consent and similar rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to applicable law) at every annual, special or adjourned meeting of the stockholders of Corsair and in every written consent in lieu of any such meeting: (a) in favor of approval of the Merger Agreement and the Merger and in favor of any matter that could reasonably be expected to facilitate the Merger and (b) against approval of any proposal made in opposition to or in competition with the consummation of the Merger and the Merger Agreement. The attorneys and proxies named above may not exercise this Irrevocable Proxy on any other matter except as provided in clauses (a) and (b) above. The undersigned stockholder may vote the Shares on all other matters.

         Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

         This Proxy is deemed to be coupled with an interest and is irrevocable (to the fullest extent permitted by Delaware Corporate Law). This Proxy shall terminate, and be of no further force and effect, automatically upon the Expiration Date.


Dated:  May 11, 1998

                                  STOCKHOLDER:

                                  INTEGRAL CAPITAL PARTNERS II, L.P.


                                  By:___________________________________
                                           Pamela K. Hagenah
                                  Title:   General Partner


         Shares beneficially owned:                           Certificate Nos.
         --------------------------                           ----------------

         178,500 shares of Corsair Common Stock                        94

                                                                   Page 22 of 29
                                   EXHIBIT D

                          CORSAIR COMMUNICATIONS, INC.
                          STOCKHOLDER VOTING AGREEMENT

         This Stockholder Voting Agreement (the "Agreement") is made and entered into as of May 11, 1998 by and among Corsair Communications, Inc., a Delaware corporation ("Corsair"), Subscriber Computing, Inc., a Delaware corporation ("SCI"), and the undersigned stockholder (the "Stockholder") of Corsair. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement (as defined below).

                                    RECITALS

         A. Concurrently with the execution of this Agreement, Corsair, SCI Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Corsair ("Merger Sub"), and SCI have entered into an Agreement and Plan of Reorganization, dated April 2, 1998 (the "Merger Agreement"), which provides, among other things, for the merger (the "Merger") of Merger Sub with and into SCI. Pursuant to the Merger Agreement, all of the issued and outstanding shares of capital stock of SCI (the "SCI Capital Stock") and all of the outstanding options and warrants to acquire shares of SCI Capital Stock will be converted into the right to receive shares of the capital stock of Corsair (the "Corsair Capital Stock") and options and warrants to acquire shares of Corsair Capital Stock, respectively.

         B. The Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) with the right to vote or to direct the vote of such number of shares of Capital Stock as indicated on the signature page of this Agreement (the "Shares").

         C. In consideration of the execution of the Merger Agreement by SCI, the Stockholder agrees to restrict the transfer or disposition of any of the Shares, agrees to vote or to direct the vote of the Shares and any other such shares of Corsair Capital Stock that it may hold so as to facilitate consummation of the Merger, and agrees to grant SCI an irrevocable proxy to vote the Shares and any other such shares of Corsair Capital Stock upon the terms and subject to the conditions set forth herein.

                                    AGREEMENT

         NOW, THEREFORE, in consideration of the foregoing and the promises and covenants contained herein and other good and valuable consideration the receipt of which is hereby acknowledged, the parties hereto agree as follows:

         1.       Agreement to Retain Shares.

                  1.1 Transfer and Encumbrance. The Stockholder agrees, during the period beginning on the date hereof and ending on the Expiration Date, not to transfer, sell, exchange, pledge or otherwise dispose of or encumber (collectively, "Transfer") any of the Shares. As used herein, the term "Expiration Date" shall mean the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement or (ii) the termination of the Merger Agreement in accordance with its terms.

                  1.2 New Shares. The Stockholder agrees that any shares of Corsair Capital Stock that the Stockholder purchases or with respect to which the Stockholder otherwise acquires beneficial ownership with the right to vote or direct the voting of such shares, after the date of this Agreement and prior to the Expiration Date (collectively, the "New Shares"), shall be subject to the voting agreement set forth in Section 2 below.

         2. Agreement to Vote Shares. At every meeting of the stockholders of Corsair called with respect to any of the following, and at every adjournment thereof, and on every action or approval by written consent of the stockholders of Corsair with respect to any of the following, the Stockholder shall vote or direct the vote of the Shares and any New Shares: (i) in favor of approval of the Merger Agreement and the Merger and in favor of any matter that could reasonably be expected to facilitate the Merger and (ii) against approval of any proposal made in opposition to or in competition with consummation of the Merger and the Merger Agreement (each of the foregoing is referred to as an "Opposing Proposal").

         3. Irrevocable Proxy. Concurrently with the execution of this Agreement, the Stockholder agrees to deliver to SCI a proxy, which shall be deemed to be coupled with an interest, in the form attached as Annex A (the "Proxy"), which shall be irrevocable to the extent permitted by applicable law, covering the total number of Shares of capital stock of Corsair beneficially owned (as such term is defined in Rule 13d-3 under the Exchange Act) by the Stockholder set forth therein.

         4.  Representations,  Warranties  and  Covenants  of  Stockholder.  The
Stockholder represents, warrants and covenants to SCI as follows: the Stockholder (i) is the beneficial owner of the Shares, which at the date of this Agreement and at all times up until the Expiration Date will be free and clear of any liens, claims, options, charges or other encumbrances, and (ii) has full power and authority to make, enter into and carry out the terms of this Agreement and the Proxy.

         5. Covenants of Corsair. Corsair hereby agrees and covenants that it will not, and will not cause its stock transfer agent to, register the transfer of any of the Shares or New Shares on the stock transfer ledger of Corsair at any time prior to the termination of this Agreement pursuant to Section 10.

         6. Additional Documents. The Stockholder and Corsair hereby covenant and agree to execute and deliver any additional documents reasonably necessary or desirable to carry out the purpose and intent of this Agreement.

         7. Consent and Waiver. The Stockholder hereby gives any consents or waivers that are reasonably required for the consummation of the Merger under the terms of any agreement to which the Stockholder is a party or pursuant to any rights the Stockholder may have.

         8. Termination. This Agreement and the Proxy delivered in connection herewith shall terminate and shall have no further force or effect as of the Expiration Date.

         9.       Miscellaneous.

                  9.1 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

                  9.2 Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by any of the parties without the prior written consent of the other parties.

                  9.3 Amendments and Modification. This Agreement may not be modified, amended, altered or supplemented except by the execution and delivery of a written agreement executed by the parties hereto.

                  9.4 Specific Performance; Injunctive Relief. The parties acknowledge that Corsair will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of the Stockholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Corsair upon any such violation, Corsair shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Corsair at law or in equity.

                  9.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with acknowledgment of complete transmission) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

                           (a)      If to Corsair, to:

                                    Corsair Communications, Inc.
                                    3408 Hillview Avenue
                                    Palo Alto, CA  94304
                                    Attention:  CEO
                                    Telephone No.:  (650) 856-2677
                                    Facsimile No.:  (650) 493-3588

                                    With a copy to:

                                    Brobeck Phleger & Harrison LLP
                                    550 West C Street, Suite 1300
                                    San Diego, California 92101-3532
                                    Attention:  John A. Denniston
                                    Telephone No.:  (619) 234-1966
                                    Facsimile No.:  (619) 234-3848


                           (b)      If to SCI, to:

                                    Subscriber Computing, Inc.
                                    18881 Von Karman Ave., Suite 450
                                    Irvine, CA  92612
                                    Attention:  President
                                    Telephone No.:  (714) 260-1500
                                    Facsimile No.:  (714) 260-1515

                                    With a copy to:

                                    Paul, Hastings, Janofsky & Walker LLP
                                    695 Town Center Drive
                                    17th Floor
                                    Costa Mesa, CA 92626
                                    Attention:  William Simpson, Esq.
                                    Telephone No.:  (714) 668-6205
                                    Facsimile No.:  (714) 979-1921

                           (c) If to the  Stockholder,  to the address set forth
on the last page hereof.

                  9.6 Governing Law; Consent to Jurisdiction. This Agreement shall be governed by, construed and enforced in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. Corsair and the Stockholder irrevocably submit to the jurisdiction of any state or federal court sitting in state of California in any action or proceeding arising out of or related to this Agreement, and hereby irrevocably agree that all claims in respect of such action or proceeding may be heard and determined in such state or federal court. The Stockholder hereby irrevocably consents to the service of process which may be served in any such action or proceeding by certified mail, return receipt requested, by delivering a copy of such process to the Stockholder or by any other method permitted by law.

                  9.7 Entire Agreement. This Agreement and the Proxy contain the entire understanding of the parties in respect of the subject matter hereof and supersede all prior negotiations and understandings between the parties with respect to such subject matter.

                  9.8 Counterparts. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

                  9.9 Effect of Headings. The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.





                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

         IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the day and year first above written.


CORSAIR COMMUNICATIONS, INC.        STOCKHOLDER

                                    Name:    INTEGRAL CAPITAL PARTNERS
                                             INTERNATIONAL II, C.V.


By:_________________________        By:_______________________________________
         Name:                               Pamela K. Hagenah
         Title:                     Title:   General Partner

                                    Stockholder's Address for Notice:

SUBSCRIBER COMPUTING, INC.          2750 Sand Hill Road
                                    Menlo Park, CA  94025

By:_________________________
         Name:
         Title:                     Shares beneficially owned:

                                    63,924 shares of Corsair Common Stock

















                [SIGNATURE PAGE TO STOCKHOLDER VOTING AGREEMENT]

                                                                   Page 28 of 29
                                                                         Annex A

                                IRREVOCABLE PROXY
                                     to Vote
                       Corsair Communications, Inc. Stock


         The undersigned stockholder of Corsair Communications, Inc., a Delaware corporation ("Corsair"), hereby irrevocably (to the fullest extent permitted by applicable law) appoints the directors on the Board of Directors of Subscriber Computing, Inc., a Delaware corporation ("SCI"), and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that the undersigned is entitled to do so) with respect to the shares of capital stock of Corsair indicated on the signature page hereto, and any and all other shares or securities of Corsair issued or issuable in respect thereof on or after the date hereof (collectively, the "Shares") in accordance with the terms of this Proxy. The Shares are listed on the final page of this Proxy, along with the number(s) of the share certificate(s) which represent such Shares. Upon the undersigned's execution of this Proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date (as defined below).

         This Proxy is granted pursuant to that certain Stockholder Voting Agreement, dated as of May 11, 1998, by and among Corsair, SCI and the undersigned stockholder (the "Stockholder Agreement"), and is granted in consideration of SCI entering into that certain Agreement and Plan of Reorganization dated as of April 2, 1998 (the "Merger Agreement"), by and among Corsair, SCI Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Corsair ("Merger Sub"), and SCI. The Merger Agreement provides, among other things, for the merger of Merger Sub with and into SCI in accordance with its terms (the "Merger"). As used herein, the term "Expiration Date" shall mean the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement or
(ii) the termination of the Merger Agreement in accordance with its terms.

         The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting, consent and similar rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to applicable law) at every annual, special or adjourned meeting of the stockholders of Corsair and in every written consent in lieu of any such meeting: (a) in favor of approval of the Merger Agreement and the Merger and in favor of any matter that could reasonably be expected to facilitate the Merger and (b) against approval of any proposal made in opposition to or in competition with the consummation of the Merger and the Merger Agreement. The attorneys and proxies named above may not exercise this Irrevocable Proxy on any other matter except as provided in clauses (a) and (b) above. The undersigned stockholder may vote the Shares on all other matters.

         Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

         This Proxy is deemed to be coupled with an interest and is irrevocable (to the fullest extent permitted by Delaware Corporate Law). This Proxy shall terminate, and be of no further force and effect, automatically upon the Expiration Date.


Dated:  May 11, 1998

                                  STOCKHOLDER:

                                  INTEGRAL CAPITAL PARTNERS
                                  INTERNATIONAL II, C.V.


                                  By:_______________________________________
                                           Pamela K. Hagenah
                                  Title:   General Partner


         Shares beneficially owned:                       Certificate Nos.
         --------------------------                       ----------------

         63,924 shares of Corsair Common Stock                     95


                                      A-2